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                                                   Filed by Eclipsys Corporation
                                Pursuant to Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                   14a-12 of the Securities Exchange Act of 1934

                             Subject Company: Shared Medical Systems Corporation
                                                   Commission File No. 001-13303


Dear Eclipsys customer:

As you have probably already heard, Eclipsys has publicly announced its proposal to merge with Shared Medical Systems (SMS).

We believe there are many reasons why this merger of leading healthcare information solutions providers will benefit you. The combination of Eclipsys' and SMS' extensive resources will enable the new company to provide you with a single source for a more comprehensive end-to-end information solution, featuring an even broader family of applications (including physician practice management and EDI), enhanced application services provider (ASP) delivery options and expanded service and support capabilities. Simply put, it will further expand our ability to delight you and exceed your expectations with solutions that help you balance and improve clinical, financial and satisfaction outcomes. That's why Eclipsys was founded, and what we remain committed to.

Whatever the outcome of this proposal, we remain dedicated to -- and focused on -- providing you with information solutions that leverage and maximize your existing information investment as much as possible. Our Sunrise products offer the latest in robust, knowledge-based solutions, and our Web-based eWebIT(TM) enterprise application integration (EAI) solution provides cost-effective integration not only among Sunrise products, but with Eclipsys heritage and non-Eclipsys products as well. For example, Sunrise components can be used in conjunction with Invision, just as Eclipsys 7000 Series users are adding Sunrise Clinical Manager's Knowledge-Based Orders.

We'll keep you posted as developments occur. We are very hopeful that we can bring these companies together and provide you even greater benefits and return on investment than we already do today. However, please know that whatever the outcome, Eclipsys remains well positioned and committed to being your information partner for many years to come.

Sincerely,

 /s/ Harvey J. Wilson    /s/ James E. Hall

Harvey J. Wilson         James E. Hall
Chairman and CEO         President and COO

Attachment:  Press release filed by Eclipsys on March 2, 2000

PS...As developments are likely to occur quite rapidly in the coming weeks and months, as always we encourage you to check the What's New section of our Web site -- eclipsys.com -- for links to our latest news releases.

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* * * * *
Eclipsys has nominated directors for election at Shared Medical System's 2000 annual meeting of stockholders and proposed amendments to SMS' bylaws. Information regarding the participants in this solicitation can be obtained from the filings by Eclipsys under Rule 425 which were filed with the Securities and Exchange Commission on March 6, 2000.

Investors are urged to read any relevant documents filed by Eclipsys with the SEC, including the proxy statement relating to the solicitation when available, because they will contain important information. Investors will be able to obtain these documents, when available, for free from the SEC's web site, www.sec.gov, or from Ms. Randy Thomas, Eclipsys, at (561) 243-1440.